Exhibit 99.1

QUEST RARE MINERALS LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

APRIL 18, 2012

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of QUEST RARE MINERALS LTD. (the “Corporation”) will be held at:

Place:	Le Centre Sheraton Montreal
Salon 7
1201 René-Lévesque Blvd. West
Montreal, Québec

Date:	April 18, 2012

Time:	10 a.m.

The purposes of the Meeting are to:

1.	receive and consider the financial statements of the Corporation for the fiscal year ended October 31, 2011 and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors and authorize the directors to fix their remuneration;

4.	consider, and if deemed advisable to adopt, a resolution in the form annexed as Schedule A to the Management Proxy Circular, approving the 2012 Stock Option Plan of the Corporation;

5.	consider, and if deemed advisable to adopt, a resolution in the form annexed as Schedule B to the Management Proxy Circular, approving the Restricted Share Unit Plan of the Corporation;

6.	consider, and if deemed advisable to adopt, a resolution in the form annexed as Schedule C to the Management Proxy Circular, approving the Deferred Share Unit Plan of the Corporation;

7.	consider, and if deemed advisable to adopt, a resolution in the form annexed as Schedule D to the Management Proxy Circular, confirming amendments to By-Law No. 1 of the Corporation; and

8.	transact such other business as may properly be brought before the Meeting.

The Corporation has fixed March 5, 2012 as the record date for the Meeting. If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 prior to 5:00 p.m. on April 16, 2012 or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof.

DATED at Montreal, Québec

March 9, 2012

BY ORDER OF THE BOARD OF DIRECTORS

(signed)    Peter J. Cashin

President and Chief Executive Officer